Offering Statement for MassGenie ("PowerBuy")

The Company

1. **What is the name of the issuer?**

MassGenie

3943 Irvine Blvd.
#170
Irvine, CA 92602

Eligibility

2. **The following are true for MassGenie :**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Name
Thu Truong

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date End Date Company Position / Title

 04/01/2016 Present   PowerBuy Founder and CTO

Short Bio: Experienced technology executive with more than thirty years of success building high traffic websites, large database sizes, and real-time mission critical systems in a cost-effective way.A highly motivated leader with experience in positively impacting corporate bottom line through ROI-driven and skillful orchestration of strategies to build effective relationships with clients. A solid communicator who

will institute initiatives and carry them out in order to create positive change, efficiency, increased profitability, and productivity. Specialties: Strategy Definition & Execution; Strategic Alliances & Vendor Management; Business Process Optimization; Contract Negotiation; Project Management & Implementation; Budgeting; Team Building; Systems Architecture & Scalable Infrastructures on AWS and on premise; AI/ML focus on group buying and social shopping gamifications Data Warehouse, Data Mining & OLAP; B2B, B2C, C2C, auction, eCommerce & POS; Order Mgmt, Warehouse Mgmt & CRM; Supply Chain & Ariba; Linkedin: https://www.linkedin.com/in/thutruong/

Name
Kohei Terada

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2019	Present	PowerBuy	Board of Director / Strategic Advisor
01/01/2018	06/26/2019	Equinix Japan	COO
06/26/2019	Present	Terrada Warehouse	Chairman & CEO

Short Bio: Currently, Kohei Terada holds the position of Chairman and CEO of Terrada Warehouse, Chairman of CO-WELL Co., Ltd., Chairman at Terra Power Co., Ltd. and Chief Operating Officer & Director at Equinix Japan KK. In 2015, he sold Bit-isle to Equinix for $280 million creating the largest data center in Japan.

Name
Tyler Brewer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2018	05/01/2021	Snackpass	Head of Organization
08/01/2021	Present	PowerBuy	VP of Growth & Success

Short Bio: Tyler has extensive go-to-market experience from his time as an early member of Uber & Snackpass where he built successful teams & organizations. We can't think of someone better to be responsible for leading PowerBuy's growth & merchant success. Tyler graduated with a Bachelors of Science from University of Tennessee. Linkedin: https://www.linkedin.com/in/tylerabrewer

Name
Charisma Tejada

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2016	Present	PowerBuy	Operations Director

Short Bio: Cham has over 15+ years of experience in the eCommerce industry and has extensive background in Brand Marketing, Vendor Management, Customer Service, IT Project Management and Business Analysis. At PowerBuy, she oversees all operational aspects of the company strategy, helps set strategic goals and executions and is responsible for the flow of operations information to the executive management.

Name
Bruce Watanabe

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2008	01/01/2020	SETA International	Co-Founder
01/01/2018	Present	PowerBuy	CEO & Co-Founder

Short Bio: Serial entrepreneur whom has co-founded and exited a number of technology and Internet ventures including, PowerBuy, MassGenie, SIRE Mobile (SMS Solutions), and SETA International (Global Systems Integrator & Solution Provider). With over 20+ years of leadership experience ranging from start-ups to Fortune 10 companies, Bruce is proficient in start-ups, M&A, Corporate Strategy, Business Development, Sales, and Channel Development. Bruce has a B.A. in Economics from the University of California, Irvine, and an Executive MBA from Pepperdine University. Linkedin: https://www.linkedin.com/in/bruce-watanabe-5a661a4/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

YSW Ventures LLC (Bruce Watanabe)

Securities:	665,000
Class:	Series A Voting Common
Voting Power:	48.7%

YSW Ventures LLC (Bruce Watanabe)

Securities:	25,000
Class:	Series B Nonvoting Common
Voting Power:	48.7%

Kohei Terada

Securities:	285,000
Class:	Series A Voting Common

Voting Power:	29.6%

Kohei Terada

Securities:	135,000
Class:	Series B Nonvoting Common
Voting Power:	29.6%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

PowerBuy is a social commerce as a service venture that provides brands, retailers, and online Merchants access to social commerce features such as group Buy, multi-SKU checkout, social shopping & sharing, social community (interactive wish lists), and social commerce AI/ML all geared to sustainably increase customer acquisition & engagement. PowerBuy has 2 distinct product offerings, PowerBuy and PowerBuy Connect that is currently available on Shopify and Amazon AWS Marketplace. PowerBuy is a new and innovative checkout experience that incorporates group buying, multi-SKU, social gamification, and social shopping to the eCommerce checkout experience. PowerBuy Connect allows Brands to bring social engagement directly to their eCommerce store while allowing their shoppers to create interactive wish lists and collections to drive more social engagement The Problem; Brands & retailers currently have to attract new customers by: Spending money on clicks, ads & impressions (PPC, SEM, SEO); The ads require upfront payment, thus there is no guarantee of conversion; It also takes a lot of money & time to get a return on investment; Additionally, customers aren't incentivized to purchase strongly enough when viewing their product pages, so they see: A lack-luster conversion rate of just 1% ; No ability to show them similar products to drive a purchase or additional purchase ; No incentive to share the products with someone else ; Frequent fraud that leads to leakage of -$4.60 per transaction; Loss of control & insight when the social discussions are taken outside to social networks; The Solution; With PowerBuy's suite of SaaS products, brands & retailers can acquire new customers: 6x times greater than traditional advertising ; Can lock in their customer acquisition price because they only pay when a conversion happens, so no more guesswork ; Customers trust their peers, so the impression isn't looked upon as an advertisement ; Additionally, PowerBuy products enhance conversions on the product page so brands can get the benefits of: 8% conversion rate, with some being as high as 23% ; Ability to show AI recommended products that take into account their entire web activity rather than just the website specific activity, which all leads to more purchases & larger cart sizes; Substantial increase in sharing, which converts into free impressions, plus gives the brand insight into the shopper's intent; Almost eliminates fraud by reducing the rate to 0.05%, thus saving the brand more money; Builds a community around their products so the focal point is on the brand and their products, where the brand gets all data on who's saving, sharing, commenting all leading up to creating strong customer profiles to make future marketing more powerful; PowerBuy is currently available as a downloadable app or API on Shopify and Amazon AWS Marketplace (PowerBuy Enterprise)

PowerBuy currently has 50 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

7. **Material factors that make an investment in MassGenie speculative or risky:**

    1. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
    2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.
    4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.
    5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a

significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We have additional United States and foreign patent applications pending. We cannot predict whether such pending patent applications will result in issued patents, and if they do, whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

7. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

8. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

9. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company

could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

10. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

11. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

12. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

13. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

14. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

15. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

16. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

17. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

18. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

MassGenie ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,000,501 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

The majority of the proceeds are planned to go into sales, business development and marketing for our PowerBuy, PowerBuy Enterprise and the PowerBuy Connect product suites.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$49,025
Compensation for managers	$9,510	$200,000
Sales & Marketing	$0	$451,476
Engineering	$0	$300,000
Total Use of Proceeds	**$10,000**	**$1,000,501**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and MassGenie must agree that a transfer agent, which keeps records of our outstanding Series CF Voting Common (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a

material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $11.45 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Series A Voting Common	5,000,000	950,000	Yes	Each outstanding share shall be entitled to one vote.
Series B Nonvoting Common	5,000,000	443,152	No	
Preferred Stock	10,000,000	0	Yes	Each outstanding share shall be entitled to one vote.
Series CF Voting Common	250,000	0	Yes	Each outstanding share shall be entitled to one vote.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's Bylaws for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	AucFan Co., LTD
Amount Outstanding:	$309,974
Interest Rate:	5.0%
Maturity Date:	August 1, 2022
Other Material Terms:	Convertible Note (Non-Founder). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.
Creditor(s):	David Mason
Amount Outstanding:	$13,708
Interest Rate:	5.0%
Maturity Date:	November 25, 2022
Other Material Terms:	Convertible Note (Non-Founder). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.
Creditor(s):	Holdings Inc. (Kohei Terada)
Amount Outstanding:	$544,003
Interest Rate:	5.0%
Maturity Date:	January 22, 2022
Other Material Terms:	Convertible Note (Founder).In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.
Creditor(s):	Kohei Terada
Amount Outstanding:	$685,537
Interest Rate:	2.4%
Maturity Date:	No Maturity Date
Other Material Terms:	Note Payable (Founder).
Creditor(s):	Shuichi Takenaga
Amount Outstanding:	$244,727
Interest Rate:	5.0%
Maturity Date:	August 1, 2022
Other Material Terms:	Convertible Note (Non-Founder). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at

financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.

Creditor(s):	YSW Ventures LLC (Bruce Watanabe)
Amount Outstanding:	$156,840
Interest Rate:	2.4%
Maturity Date:	December 31, 2023
Other Material Terms:	Convertible Note (Founder). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.

Creditor(s):	Eric Bonnel
Amount Outstanding:	$12,931
Interest Rate:	5.0%
Maturity Date:	January 25, 2023
Other Material Terms:	Convertible Note (Advisor). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.

Creditor(s):	Eric Bonnel
Amount Outstanding:	$12,759
Interest Rate:	5.0%
Maturity Date:	May 23, 2023
Other Material Terms:	Convertible Note (Advisor). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.

Creditor(s):	Eric Bonnel
Amount Outstanding:	$5,000
Interest Rate:	5.0%
Maturity Date:	September 23, 2023
Other Material Terms:	Convertible Note (Advisor). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.

Creditor(s):	Holdings Inc. (Kohei Terada)
Amount Outstanding:	$211,790
Interest Rate:	5.0%
Maturity Date:	August 7, 2022
Other Material Terms:	Convertible Note (Founder). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.
Creditor(s):	Kohei Terada
Amount Outstanding:	$315,564
Interest Rate:	5.0%
Maturity Date:	September 25, 2022
Other Material Terms:	Convertible Note (Founder). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.
Creditor(s):	Kohei Terada
Amount Outstanding:	$155,427
Interest Rate:	5.0%
Maturity Date:	January 13, 2023
Other Material Terms:	Convertible Note (Founder). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.
Creditor(s):	Kohei Terada
Amount Outstanding:	$121,668
Interest Rate:	5.0%
Maturity Date:	June 21, 2023
Other Material Terms:	Convertible Note (Founder). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.
Creditor(s):	YSW Ventures LLC (Bruce Watanabe)
Amount Outstanding:	$270,655

Amount Outstanding:	$279,655
Interest Rate:	5.0%
Maturity Date:	August 1, 2022
Other Material Terms:	Convertible Note (Founder). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.
Creditor(s):	YSW Ventures LLC (Bruce Watanabe)
Amount Outstanding:	$120,509
Interest Rate:	5.0%
Maturity Date:	August 30, 2022
Other Material Terms:	Convertible Note (Founder). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.
Creditor(s):	Thu Truong
Amount Outstanding:	$306,514
Interest Rate:	5.0%
Maturity Date:	December 31, 2023
Other Material Terms:	Convertible Note (Founder). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.
Creditor(s):	Thu Truong
Amount Outstanding:	$156,840
Interest Rate:	2.4%
Maturity Date:	December 31, 2023
Other Material Terms:	Convertible Note (Founder). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.
Creditor(s):	Thu Truong
Amount Outstanding:	$242,042
Interest Rate:	5.0%
Maturity Date:	July 30, 2022

Other Material Terms:	Convertible Note (Founder). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.
Creditor(s):	YSW Ventures LLC (Bruce Watanabe)
Amount Outstanding:	$447,003
Interest Rate:	5.0%
Maturity Date:	December 31, 2023
Other Material Terms:	Convertible Note (Founder). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.
Creditor(s):	Thu Truong
Amount Outstanding:	$11,340
Interest Rate:	5.0%
Maturity Date:	December 31, 2023
Other Material Terms:	Convertible Note (Founder). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.
Creditor(s):	Thu Truong
Amount Outstanding:	$171,000
Interest Rate:	5.0%
Maturity Date:	November 1, 2022
Other Material Terms:	Convertible Note (Founder). In the event that the Company sells shares of its Equity Securities in an equity financing resulting in gross proceeds to the Company of at least $6 million, this Note shall automatically convert at a conversion price equal to 100% of the per share price paid by the Investors.
Creditor(s):	EIDL Note Payable
Amount Outstanding:	$146,562
Interest Rate:	3.8%
Maturity Date:	May 1, 2052
Other Material Terms:	

25. **What other exempt offerings has MassGenie conducted within the past three years?**

Date of Offering:	12/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$63,652
Use of Proceeds:	Sales & marketing

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Holdings Inc. (Kohei Terada)	Director	Convertible Note	$755,793
YSW Ventures LLC (Bruce Watanabe)	CEO	Convertible Note	$1,004,007
Kohei Terada	Director	Note Payable	$685,537
Thu Truong	CTO	Convertible Note	$887,736
Kohei Terada	Director	Convertible Note	$592,659

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    MassGenie dba PowerBuy (the "Company") was incorporated in the State of California on April 1, 2016. The Company specializes in allowing retailers to offer discounts on items if a certain number of individuals purchase the items. Additionally, the Company originally started as MassGenie and pivoted the business model to PowerBuy. The R&D and product development of PowerBuy started in late 2019 and the Company officially released PowerBuy on Shopify in August of 2020. After a year of merchant acquisition and acquiring over 800+ active Shopify Merchants, the Company started monetization of the

PowerBuy product in September 2021. During the year ended on September 30, 2021, the Company recorded $153,127 in revenues while during the year ended on September 30, 2020, the Company generated revenues of $240,284. The revenue decrease can be attributed to the discontinuation of MassGenie, the previous business. Operating expenses for the year ended on September 30, 2021, amounted to $1,710,928, which resulted in a $1,416,526 net loss. Operating expenses for the year ended on September 30, 2020, amounted to $1,332,648 which resulted in a $1,112,567 net loss. In 2020, the Company received loan proceeds of $275,334 under the Paycheck Protection Program ("PPP"). The PPP loans have been fully forgiven. The Company currently has $3,839,301 in outstanding convertible notes and $832,099 in notes payable. In November 2021, the Company entered into a convertible promissory note with a founder of the Company in the amount of $171,000. The note carries 5% interest and matures in November 2022. In the last three years the Company raised $63,652 via sale of Common Stock. With this raise most of the proceeds are planned to go into sales, business development and marketing for the PowerBuy, PowerBuy Enterprise and the PowerBuy Connect product suites. The Company aims to continue to keep a tight rein on expenses to keep a secure runway for the duration of the time it will take to raise this round.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

   CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

MassGenie answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript: A lot has changed since the 90s technologically but one thing that hasn't changed is the way shoppers check out on e-commerce. Introducing a new, innovative, and interactive checkout experience called PowerBuy. Hi my name is Bruce Watanabe. I'm one of the co-founders and CEO of PowerBuy. This is actually my fifth venture and i'm excited to share with everyone my latest venture and journey with PowerBuy. Now a lot has changed since the 90s technologically but one thing that hasn't changed is the way shoppers purchase and check out online on e-commerce and this is why we invented and built PowerBuy. PowerBuy is a new, innovative, and interactive checkout experience that rewards shoppers to purchase more items while also sharing those items with their friends and family and why do our e-commerce merchants love us so much? It's primarily because PowerBuy delivers on average an 11.5% conversion rate compared to the traditional checkout experience like buy now or add to cart that converts at less than 1%. A 26% cart abandonment rate versus the industry average of 75% and more importantly PowerBuy is able to attract new customers without paying for clicks, ads, or impressions. Therefore helping e-commerce brands reduce their internet marketing spend significantly. Since our official launch in 2020, we have achieved monumental growth and have built up a community of over 800 merchants worldwide currently using PowerBuy today. We're not only looking to sustain and maintain our growth in 2022 but only to accelerate that and with your help, participation, and involvement it will only help fuel it. Since leveraging personal network and social is tied to the DNA of PowerBuy, we felt like giving everyone an opportunity to invest in us just like the other accredited investors and institutions that have invested in PowerBuy in the past. Therefore we are raising money on Netcapital, which we believe

will allow us to take this concept into a reality. Therefore if you're ready to own a piece of one of the top social companies in the world, please click on invest now and join our family today.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://powerbuy.app

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.